manatt manatt | phelps | phillips	Brian S Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

November 3, 2015

Via EDGAR Correspondence

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Erin E. Martin, Special Counsel,

Office of Financial Services

Mail Stop 4720

Re:	StreetShares, Inc. Draft Offering Statement on Form 1-A Submitted September 15, 2015 CIK No. 0001607838

Dear Ms. Martin:

We are submitting this letter on behalf of our client, StreetShares, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated October 13, 2015 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as originally submitted in confidential draft format to with the SEC on September 15, 2015.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

7 Times Square, New York, New York 10036 Telephone: 212.790.4500 Fax: 212.790.4545

Albany | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C.

manatt

manatt | phelps | phillips

U.S. Securities and Exchange Commission

November 3, 2015

General

1.	Please explain to us in detail how you intend to conduct your offering on a continuous basis pursuant to Rule 251(d)(3)(i)(F) of Regulation A.

The Company acknowledges the comment. Rule 251(d)(3)(i)(F) of Regulation A has three principal requirements:

•	Offerings must commence within two calendar days after qualification;

•	Offerings must be continuous if extended beyond the initial 30 days following qualification; and

•	The amount must be such that the issuer reasonably expects to be sold within two years from the qualification date.

The Company intends to offer StreetShares Notes (the “StreetShares Notes” or “Notes”) through its digital platform (the “Platform”), which is already in place and fully operational. Thus, the Company is prepared to commence the offering of StreetShares Notes within two calendar days of qualification in compliance with Rule 251(d)(3)(i)(F).

The Company plans to extend the offering beyond the initial 30 days following qualification. At any given time, an investor on the Platform will have an opportunity to view StreetShares Notes available for purchase. Each Note will clearly state the preset purchase price, maturity date, and interest rate, and the investor will be linked directly to the current Offering Statement, which includes the risk factors of investing in the industry, the Company, and the type of securities being offered. The Company will offer StreetShares Notes continuously in compliance with Rule 251(d)(3)(i)(F) by making offerings available through the Platform on a daily basis. This is not dissimilar to registered marketplace lenders which, while not qualifying for delayed offerings pursuant to Rule 415, do offer securities on a continuous basis. The Platform will be available for investment in StreetShares Notes on a continuous basis.

Finally, the Company reasonably believes that it can originate loans sufficient to sell $50 million of StreetShares Notes within two years from qualification. Marketplace lending is projected to grow exponentially in the upcoming years, and the Company believes it is well-positioned to grow in the small business lending sector. In the event that it determines to file an additional Form 1-A offering statement after two years to include any unsold amounts of StreetShares Notes, sales under the current offering statement will not be made after three years from the date of initial qualification, as required by Rule 251(d)(3)(i)(F), and will cease once the new offering statement is qualified in accordance with the rules.

manatt

manatt | phelps | phillips

U.S. Securities and Exchange Commission

November 3, 2015

2.	We note your plan to further describe the terms of the StreetShares Notes, as well as your use of proceeds and your plan of distribution, including the identification of an underwriter, in one or more offering circular supplements. Please provide us with your analysis of your ability to provide such information via offering circular supplements and not in the offering circular at the time of qualification. Please refer to Rules 253(a), 253(b) and 253(g) of Regulation A for guidance.

The Company acknowledges the comment and has revised its plan for issuance of Notes to avoid the need for furnishing offering circular supplements by including all of the principal terms of the Notes in the Offering Statement at the time of qualification. In response to the Staff’s comment, the Company has revised the Offering Statement to provide the information required by Rule 253(a) of Regulation A, thereby obviating the need to supplement in reliance upon Rules 253(b) and 253(g).

The Company does not anticipate using any underwriters to sell securities and therefore will have no underwriting compensation, selling concessions, or other related expenses.

The terms of the Company’s use of proceeds and plan of distribution are now contained in the Offering Statement itself. This is a fully priced par value transaction, with all relevant disclosure necessary for an investor to make an informed investment decision contained in the Offering Statement, including price, term, interest rate, principal amount, description of notes, and other important factors.

Because this is a continuous offering, by necessity the maturity date is not included in the Offering Statement, because it will be fixed for each series of StreetShares Notes as they are issued in order to match the Company’s cash flow predictions and related internal financial projections. Of course, the maturity date of a specific series will be disclosed to investors in advance of their investment in a series of StreetShares Notes. This information, along with all pricing information, will also be conveyed electronically to investors immediately following each purchase, including an email confirmation with a hyperlink to the Offering Statement. Finally, each investor will be able to review and save the terms of each transaction on the investor’s account page on the Platform.

Rule 253(b) of Regulation A allows for pricing and deal-specific information to be filed by supplemental offering circular, similar to Rules 430A and 430B for registered offerings. However, all pricing information that is enumerated in Rule 253(b) will be included in the Offering Statement at the time of qualification. The Company does not believe that the specific maturity date for each series of StreetShares Notes constitutes a substantive change in the disclosure of the Offering Statement, nor does it change the character of the StreetShares Notes offered. All material pricing information is disclosed in the Offering Statement at the time of qualification. A record of all Notes issued will be reported in the Company’s ongoing filings pursuant to Regulation A.

manatt

manatt | phelps | phillips

U.S. Securities and Exchange Commission

November 3, 2015

Use of Proceeds, page 14

3.	Please revise your offering circular to describe the approximate amount of proceeds to be used for each principal purpose you identify. Please refer to Item 6 of Part II of Form 1-A.

The Company acknowledges the comment and has revised the Offering Statement to narrow the list of purposes for which the proceeds will be used. The Company has now specified that, as a lending company, it expects that it will use approximately 95% the proceeds from the sale of StreetShares Notes to fund the loans that it makes to small businesses. Funds from Note sales will be added to funds from the Company’s direct lending account, funds from institutional capital providers, and funds from accredited investors to collectively fund the loans. The remaining 5% of proceeds will be used for general corporate purposes, including the cost of the offering and compliance. See “Use of Proceeds” on page 14.

4.	We note your disclosure that you may use the proceeds from this offering to meet “[y]our loan funding commitments” and that you will describe your use of proceeds in greater detail in each offering circular supplement. Please explain if you intend to have a correlation between the issuance of loans to borrowers and the issuance of each series of StreetShares Notes. For example, please discuss the timing of loan funding in relation to the offer and sale of the StreetShares Notes in your response.

The Company acknowledges the comment. As explained in more detail below, the StreetShares Notes and borrower loans are not correlated as to price, maturity date, interest rate, or individual risk (including payment dependency). The two are correlated as to effective date.

Non-Correlation Factors

The Company intends to provide investors with the opportunity to invest in its business by participating in a Company debt offering. The Company believes that it can provide this opportunity and encourage greater engagement on its Platform by offering the Notes in a two-step process:

First, an investor will apply to create a StreetShares member account on the Company’s website. This requires the entry of basic information, creation of a password, and agreement to the Company’s terms and conditions and privacy policy. Once verified and approved by the Company, the investor will be able to view current offerings of StreetShares Notes through the digital Platform. Each Note will have a preset price, maturity date, and interest rate. The investor will be linked directly to the Company’s current Offering Statement, which will include the risk factors associated with the lending industry, the Company, and the securities being offered. Prior to purchasing a Note, the investor will be required to certify compliance with the 10% investment limitation set forth in Rule 251(d)(i)(C) of Regulation A.

manatt

manatt | phelps | phillips

U.S. Securities and Exchange Commission

November 3, 2015

Second, upon purchase of a Note, the investor will have the opportunity to elect a preference for the Company’s allocation of the proceeds from that Note purchase. Specifically, the Note investor can elect to have the funds directed toward one or more of the Company’s borrower customers. Importantly, this election will not affect the risk of payment, the price, the maturity date, or the interest rate. The Notes will remain fully recourse to the Company, and the terms of each Note will be uniform across the series of Notes offered at that time, rather than varying by the investor’s use-of-funds election. The Company is already committed to directing the Note proceeds toward funding its customer loans, and the investor’s election will not change that. Moreover, the Company retains final discretion over the direction of proceeds. But the Company believes that the election opportunity will create greater community engagement on the platform.

Notably, when the investor browses the borrower customer profiles to make an election, that investor will not be able to see any risk or credit data associated with those customers. The dual purpose is (i) to avoid confusing the investor as to the object of his or her investment and (ii) to protect the privacy of the Company’s customers. Instead, the investor will see a series of borrower profiles with general information (e.g. photo, type of business, location, loan request, etc.) and may choose a borrower or group of borrowers based on the investor’s preferences. For example, the Company supports and encourages election by affinity group (e.g. veteran-owned businesses).

Correlation Factors

After reviewing the terms and risks associated with the debt offering by the Company and deciding to purchase one or more Notes, an investor may then make a use-of-funds election for each Note. At that time, an order to purchase the Note is made. In order to avoid idle cash, this order is made effective at the time of loan acceptance by the elected small business borrower, subject to standard operational constraints (funds transfer times, etc.). Thus, the effective dates of investor Notes will be correlated with the effective date(s) of one or more customer loans, but the remaining factors will remain uncorrelated. If the Note investor declines to make a use-of-funds election, the order will be made effective on the next loan closing date on the Platform. The StreetShares Notes will remain at all times the general obligations of the Company, and the Company will direct the promised payments plus predetermined interest to the purchasers of StreetShares Notes, irrespective of the performance of its borrower customer loans.

manatt

manatt | phelps | phillips

U.S. Securities and Exchange Commission

November 3, 2015

Avoidance of Investor Confusion

For the following reasons, the Company believes that investors will understand that they are purchasing StreetShares Notes from the Company—and not directly funding a particular StreetShares borrower:

•	At the time of Note purchase, communications to investors will make clear that they are purchasing a fixed-rate note obligation of StreetShares and not one of its customers. Indeed, the use-of-funds election will be optional.

•	An investor in StreetShares Notes will be provided with detailed risk and financial data to make an informed decision about investing in the Company; conversely, the investor will not be able to see even the basic information necessary to weigh the risks of investing in a particular StreetShares borrower customer.

•	All Notes offered at a given time will be assigned a uniform interest rate reflecting a Note purchase from StreetShares, rather than varying based on the credit risk of the borrower elected by the investor.

Summary

The Company’s mission is to provide much-needed capital to American small businesses and, in particular, to expand opportunities for veteran entrepreneurs. The Company believes that this is best accomplished by creating greater platform engagement through the use of affinity groups and communities. The two-step Note purchase structure—in which the investors take part in a Company debt offering and then elect to support a particular small business or affinity group—fulfills that mission. This proposed structure avoids investor confusion and gives Note investors the opportunity to choose to support a compelling veteran business owner or interesting small business without exposing the investor to the credit risks of that particular business.

5.	Please revise your discussion here and in your Management’s Discussion & Analysis (MD&A) section to include a comprehensive description of your loan underwriting policies and procedures for each loan category and for each major loan type within each category, if applicable (e.g., secured versus unsecured). Also, please expand your footnotes to the financial statements to discuss the risk characteristics surrounding your receivables. Refer to ASC 310-10-50-11B(a)2.

The Company acknowledges the comment and has expanded the Offering Statement accordingly. The Company’s loan underwriting criteria have been included in a new “About the Platform—Underwriting Process” section beginng on p. 16.

manatt

manatt | phelps | phillips

U.S. Securities and Exchange Commission

November 3, 2015

With regard to the risk characteristics surrounding the Company’s receivables, the information responsive to the Staff’s comment is contained in the updated “Consolidated Financial Statements” provided by the Company’s outside auditors, Baker Tilly Virchow Krause, LLP (“Baker Tilly”) (pages F-7—F-10).

6.	As a related matter, given the launching of your first loan product in July 2014 and subsequent growth in originations, please revise your MD&A to provide quantitative information related to your financial condition and changes in financial condition, focusing on your loan portfolio and related credit metrics. For example, for each period presented, disclose the composition of your loan portfolio at period end, a roll forward of your loan balance with originations broken out by renewals and new loans and key credit metrics (e.g., delinquency status, historical charge-offs, reserve ratio, etc.). As of the end of the period ended December 31, 2014, or any subsequent updated reporting period, for each loan category, present a table of contractual maturity by appropriate time period. Also provide a qualitative discussion to allow an investor to assess the underlying credit risk or trends in credit risk associated with your loans and how changes in credit risk are reflected in your allowance and provision for loan losses.

The Company acknowledges the comment. In response to the Staff’s comment, the Company has revised the Offering Statement to include discussion of quantitative information related to its financial condition and changes in financial condition since the launching of its first loan product in July 2014, focusing on its loan portfolio and related credit metrics.

manatt

manatt | phelps | phillips

U.S. Securities and Exchange Commission

November 3, 2015

The data is summarized in the tables below and is included in the “About the Platform” section beginning on page 15 of the Offering Statement for the reporting period ending December 31, 2014, and the period ending June 30, 2015, as well as the subsequent partial period through September 30, 2015. For additional information related to changes in its financial condition from the launching of its first loan product in July 2014 through the end of its most recent fiscal year in June 2015, please see the updated “Consolidated Financial Statements” (pages F-1—F-17).

Loans issued from Inception to December 31, 2014 by Grade

	Loan Grade
Metric	A	B	C	D	E	Grand Total
Number Of Loans	3	8	9	10	7	37
Average Interest Rate	13.2%	16.3%	20.3%	22.9%	26.2%	20.7%
Total Amount issued	$91,000	$235,000	$184,000	$235,001	$91,675	$836,676
Average Business Age	4.0	6.1	4.7	4.8	4.1	4.9
Average Owner Income	$185,895	$191,345	$138,335	$108,765	$108,651	$140,045
Average Business Revenue	$1,470,003	$2,227,606	$931,984	$329,097	$288,441	$971,048
Average FICO	749	737	713	702	695	715
Average number of Employees	13.0	18.5	13.3	3.4	2.1	9.6
Average Inquiries in last 6 months	1.3	1.1	1.0	0.4	1.6	1.0
Expected Loss Rate Range	0 - 4.0%	4 - 6%	5 - 8%	8 - 10%	>10%	0 - 25%

Loans issued from January 1, 2015 to June 30, 2015 by Grade

	Loan Grade
Metric	A	B	C	D	E	Grand Total
Number Of Loans	11	17	15	16	24	83
Average Interest Rate	15.6%	19.6%	23.0%	25.0%	28.1%	23.2%
Total Amount issued	$406,225	$522,450	$308,550	$291,000	$271,775	$1,800,000
Average Business Age	4.5	4.6	6.7	4.4	4.0	4.8
Average Owner Income	$231,023	$251,788	$117,549	$104,165	$116,705	$157,258
Average Business Revenue	$1,718,179	$982,953	$1,324,169	$655,966	$417,481	$915,514
Average FICO	752	718	700	695	668	700
Average number of Employees	16.1	5.4	8.6	8.3	4.9	7.8
Average Inquiries in last 6 months	0.4	0.6	0.9	0.9	1.8	1.0
Expected Loss Rate Range	0 - 4.0%	4 - 6%	5 - 8%	8 - 10%	>10%	0 - 25%

manatt

manatt | phelps | phillips

U.S. Securities and Exchange Commission

November 3, 2015

Loans issued from Inception to September 30, 2015 by Grade

	Loan Grade
Metric	A	B	C	D	E	Grand Total
Number Of Loans	31	45	39	37	44	196
Average Interest Rate	14.9%	18.6%	21.5%	23.9%	27.6%	21.6%
Total Amount issued	$1,063,725	$1,256,950	$697,550	$698,001	$493,451	$4,209,677
Average Business Age	5.2	5.3	5.3	5.1	4.0	4.9
Average Owner Income	$212,190	$198,495	$120,701	$99,752	$105,054	$145,565
Average Business Revenue	$1,252,643	$1,165,101	$878,295	$523,690	$407,372	$830,693
Average FICO	751	718	694	690	673	703
Average number of Employees	10.0	7.8	9.8	7.8	4.0	7.7
Average Inquiries in last 6 months	0.6	0.7	0.9	0.9	1.9	1.0
Expected Loss Rate Range	0 - 4.0%	4 - 6%	5 - 8%	8 - 10%	>10%	0 - 25%

7.	Please revise your MD&A to provide, in a tabular form, information regarding average balances of loans and borrowings and effective interest yields and cost of funds rates.

The Company acknowledges the comment. Please see the tables provided above in response to Comment No. 6, which appear in the Offering Statement in “About the Platform” beginning on p. 15.

Summary of Critical Accounting Policies
Allowance for Loan Losses, page 20

8.	Please revise your disclosure surrounding your allowance for loan loss methodology to address the following:

•	Revise to clarify whether your methodology applies ASC 310-10-35, ASC 450-20, or both.

The Company acknowledges the comment. Our methodology applies both ASC 310-10-35 and ASC 450-20. Additional details regarding impairment and charge-offs are provided in the notes to the updated “Consolidated Financial Statements” (pages F-7—F-10).

•	As it relates to your determination of any general reserve pursuant to ASC 450-20, please enhance your disclosure to address how receivables with similar characteristics are grouped to be collectively evaluated.

The Company acknowledges the comment. We have enhanced our disclosure to address how receivables with similar characteristics are grouped to be collectively evaluated in the notes to the updated “Consolidated Financial Statements” (pages F-7—F-10).

manatt

manatt | phelps | phillips

U.S. Securities and Exchange Commission

November 3, 2015

•	Enhance your discussion of the methodology used in determining the general reserve including, for instance, how loss rates are determined considering your limited operating history (e.g., peer data, etc.), enhanced description of various qualitative factors considered (e.g., industry, geographical, economic, and seasonality factors), and how these factors impacted the determined loss rates.

The Company acknowledges the comment. The methodology for reserving allowances for loan losses is included in the notes to the updated “Consolidated Financial Statements” (pages F-7— F-10).

Our proprietary credit loss prediction model is based on the performance of similar loans from publicly available data sources (e.g. SBA loan loss data), our actual loan performance history, product terms, business demographics, etc. The methodology for calculating loan losses is intertwined with our credit underwriting process and is accounted for in our pricing considerations as referred to above in the Company’s response to Comment No. 5. We also monitor the actual performance of our internal portfolio against prediction and macro-economic factors like GDP, unemployment rate, etc. and adjust loss predictions if needed.

Plan of Distribution

StreetShares Notes Subscription Process, page 27

9.	We note that you direct investors in your “Plan of Distribution” section to browse the types of borrowers that are approved for display on the StreetShares platform and that proceeds from a note purchase “may or may not” be used to fund any particular loan. Please explain to us why you believe it is appropriate to direct potential investors to your platform as part of your distribution.

The Company acknowledges the comment. In response to the Staff’s comment, the Company has revised the Offering Statement to specify that the proceeds from this offering will be used primarily to fund the customer loans that it makes and also for general corporate purposes including the costs of this offering. Additionally, the Company has revised the Offering Statement to clarify that proceeds from a StreetShares Note purchase may be directed toward one or more loans based on the preferences of the StreetShares Note purchaser. Please see the Company’s response to the Staff’s Comment No. 4 above for additional details. We believe that allowing a Notes investor to view loans in order to elect a preferred use of proceeds does not constitute a solicitation of a member payment dependent note (an “MPDN”) to such investor, since no Notes investor will be able to purchase an MPDN. Indeed, Note investors will not have access to the MPDN portion of the platform and they will not be able to view the credit and risk data available to those investing in our customer loans.

10.	We note your disclosure on page 26 that “StreetShares Notes will be issued by computer-generated program on [y]our website.” Please expand your disclosure regarding the distribution of the StreetShares Notes through your online lending platform. For example only, please discuss:

manatt

manatt | phelps | phillips

U.S. Securities and Exchange Commission

November 3, 2015

The Company acknowledges the comment and has revised the Offering Statement to provide a discussion of these issues. See “About the Platform” starting on page 15. The Company provides specific responses to each bullet point below for your ease of reference.

•	whether investors will see loan requests from borrowers that have not been fulfilled, only those that have been fulfilled, or both;

Investors will see borrower profiles for loan requests that remain open, as well as aggregate data for requests that have been fulfilled. The former is for their use-of-funds election upon purchasing a StreetShares Note, as explained above in the Company’s response to Comment No. 4. The latter is to enable the investor to gain a bigger picture of the type of lending business engaged in by the Company issuing the StreetShares Notes (without disclosing our entire customer portfolio publicly for privacy and competitive reasons).

•	what other information investors will see related to the borrowers and loans that have been approved for display on the StreetShares platform;

Investors will see borrower profiles with general information (e.g. photo, type of business, location, loan request, etc.). This is for the use-of-funds election described above in the Company’s response to Comment No. 4. But, importantly, the investor will not see any risk, credit, or detailed financial information related to the borrowers. The purpose of omitting that information is (i) to avoid the suggestion that the investor is weighing or accepting the risk of that individual borrower and (ii) to protect the privacy of the Company’s customer borrowers.

•	how investors will be offered StreetShares Notes (e.g., through a single webpage or through multiple webpages); and

Investors will be offered StreetShares Notes through the Company’s digital Platform. The available Notes will be displayed on a single webpage, and an investor will have an opportunity to browse and select among the offerings available at any given time. The page view for investors in StreetShares Notes will be different from the page view provided for accredited investors in the Company’s existing offering of MPDNs (which includes risk and credit data about individual loans, because accredited investors are undertaking that risk).

•	whether investors will be offered every series of StreetShares Notes that are qualified under this offering circular and, if not, how you will determine which series of StreetShares Note to offer to investors.

Investors will be offered every series of StreetShares Notes that are qualified in this Offering Statement.

manatt

manatt | phelps | phillips

U.S. Securities and Exchange Commission

November 3, 2015

Consolidated Financial Statements

Consolidated Financial Statements for the period July 1, 2014 through December 31, 2014, page F-15

11.	Considering that you originated your first loan in July 2014 and began generating revenue during the interim period ended December 31, 2014, please refer to ASC 310-10-50 and revise your interim financial statements to include footnote disclosures with particular focus on expanding your discussion of your accounting for your existing loans, allowance for loan losses, and revenue recognition policies for each stream of revenue. Please also update your MD&A section to discuss any material fluctuations in revenues and expenses for each period presented.

The Company acknowledges the comment. The information responsive to the Staff’s comment is contained in the notes to the updated “Consolidated Financial Statements” (pages F-7—F-10). Additionally, the Company has updated the Offering Statement to include a discussion of its fiscal year ended June 30, 2015.

12.	We note on page F-15 that you have an allowance for loan losses of $58,683 on your balance sheet as of December 31, 2014 and a corresponding line item “Change in allowance for loan losses” for the same amount in your Statement of Cash Flows on page F-17 for the period July 1, 2014 through December 31, 2014. Your Statement of Operations on page F-16 for this same period includes a line item “Allowance for Loan Losses” in the amount of $13,419. Please refer to ASC 310-10-50-11B(c) and revise your disclosure to include, a roll-forward of your allowance for Loan Losses for each period presented including charge-offs, recoveries and provision for loan losses. In addition, please explain to us the difference between the $13,419 provision recorded during the period July 1, 2014 and December 31, 2014 and the resulting allowance of $58,683 at December 31, 2014 as well as where this difference is presented in your Statement of Operations.

The Company acknowledges the comment. The two numbers referenced in the Staff’s comments represent different measures, which the Company has endeavored to clarify below. For the period July 1, 2014 through December 31, 2014, the total Allowance for Loan Losses (“ALL”) for all loans issued by StreetShares is $58,683, whereas the total ALL for the StreetShares Portions of the loans (i.e., the portions funded by the Company itself) is $13,419. This distinction is further clarified in the updated “Consolidated Financial Statements” and evaluated throughout the end of the fiscal year.

manatt

manatt | phelps | phillips

U.S. Securities and Exchange Commission

November 3, 2015

13.	We note the line item “Net Advances Owed to Investors and Stockholders” on your balance sheets on pages F-3 and F-15 in the amounts of $66,214 as of June 30, 2014 and $912,086 as of December 31, 2014, respectively. Please revise the notes to your financial statements to disclose additional information about these advances and include a discussion of the changes in this funding source in the Liquidity and Capital Resources section of your MD&A or tell us why such disclosures are not material. Please also tell us the nature of the investors to whom these advances are owed.

The Company acknowledges the comment. The two numbers referenced in the Staff’s comment represent two different measures. The total investor balance for all loans issued by StreetShares is $912,086, whereas the total balance for the StreetShares Portion of the loans is $66,214. This distinction is further clarified in the updated “Consolidated Financial Statements” and evaluated throughout the end of the most recent fiscal year. See page F-3 and Note 3 on p. F-11.

****************

We thank you for your prompt attention to this letter responding to the Offering Statement and look forward to hearing from you at your earliest convenience. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510 or the Company’s General Counsel and Chief Compliance Officer, Hayley Chang, at (571) 386-0705.

Sincerely,

/s/ Brian Korn

Brian Korn

cc:	Mark L. Rockefeller, Chief Executive Officer

Hayley Chang, General Counsel & Chief Compliance Officer

StreetShares, Inc.